SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2002

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from to

Commission file number 1-14340

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WellPoint Health Networks Inc.,

1 WellPoint Way, Thousand Oaks, California  91362

REQUIRED INFORMATION

The statements of net assets available for benefits as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, together with the Report of Independent Auditors and the Consent of Independent Accountants, are attached and filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the WellPoint 401(k) Retirement Savings Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

(Plan)

Signature	Title	Date

	Benefits Administration	June 30, 2003
/s/ J. THOMAS VAN BERKEM	Committee Chairman
J. Thomas Van Berkem

Report of Independent Auditors

To the Participants and Benefits Administration Committee of the

WellPoint 401(k) Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the WellPoint 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
June 24, 2003

WellPoint 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

At December 31, 2002 and 2001

	At December 31,
	2002	2001
Assets

Investments:

WellPoint Common Stock Fund	$135,872,751	$72,901,779

Investments in mutual funds	460,116,412	452,031,932

Participant loans receivable	40,423,470	31,903,055

Total investments	636,412,633	556,836,766

Employer contribution receivable	907,910	—

Employee contribution receivable	1,775,767	—

Net assets available for benefits	$639,096,310	$556,836,766

The accompanying notes are an integral part of these financial statements.

WellPoint 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2002

Additions:
Investment income (loss):
Interest and dividends	$8,452,238
Interest on participant loans receivable	2,799,097
Net depreciation in fair value of investments	(51,072,928)

Total investment loss	(39,821,593)

Contributions:
Employer	54,818,333
Employee	48,143,321
Employee rollovers	3,464,494

Total contributions	106,426,148

Asset transfers in (Note 1)	61,637,764

Total additions	128,242,319

Deductions:
Distributions to participants	45,868,355
Administrative expenses	114,420

Total deductions	45,982,775

Net increase	82,259,544

Net assets available for benefits:

Beginning of year	556,836,766

End of year	$639,096,310

The accompanying notes are an integral part of these financial statements.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements

1.             Program Description

The following description of the WellPoint 401(k) Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document or summary plan description for a more complete description of the Plan’s provisions.

General

The Plan originally commenced on July 1, 1984, when the predecessor of WellPoint Health Networks Inc. (“WellPoint”) adopted the Salary Deferral Savings Plan sponsored by the Blue Cross and Blue Shield Association.  On January 30, 2002, the Plan ceased to be a multiple-employer plan when WellPoint became the indirect owner of 82.61% of the outstanding shares of UNICARE National Capital Preferred Provider Organization, Inc.  The Plan is a defined contribution plan covering substantially all employees of WellPoint and its affiliates who are at least 18 years of age.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On March 15, 2001, WellPoint completed its acquisition of Cerulean Companies, Inc. (“Cerulean”), the parent company of Blue Cross and Blue Shield of Georgia, Inc.  Effective June 1, 2001, the Tax-Favored Savings Plan of Blue Cross and Blue Shield of Georgia, Inc. was merged into the Plan.  As a result of this transaction, the net assets available for benefits of the Cerulean defined contribution plan of approximately $52,000,000 were transferred into the Plan.

On January 31, 2002, WellPoint completed its merger with RightCHOICE Managed Care, Inc. (“RightCHOICE”).  Effective July 15, 2002, the Blue Cross and Blue Shield of Missouri 401(k) Savings Program (which was maintained by RightCHOICE), and HealthLink, Inc. Savings Incentive and Profit Sharing Plan (which was maintained by HealthLink, Inc., a subsidiary of RightCHOICE) were merged into the Plan.  As a result of this transaction, the net assets available for benefits of approximately $62,000,000 were transferred into the Plan.

Contributions

Until January 1, 2002, the Plan permitted eligible employees to elect to have the employer reduce their compensation by an amount between 2% to 15% and to have such amount contributed under the Plan, except highly compensated employees as defined by the Internal Revenue Code (the “Code”), who are limited to the maximum contributions provided in the Plan.  The Plan was amended during 2002 to increase the maximum contribution limit from 15% to 20% effective January 1, 2002 and to decrease the minimum contribution limit from 2% to 1%.  The Plan was further amended on March 16, 2003 to increase the maximum contribution limit from 20% to 50%.  Effective for the 2003 plan year, participants who attain age 50 by the end of a plan year may make additional contributions (“Catch Up Contributions”) as permitted in the Economic Growth and Tax Relief Reconciliation Act of 2001) and as provided in the Plan.  The Plan currently provides that the employer will provide a matching contribution on the first 6% of eligible employee compensation contributed of an amount equal to 75% of the participant’s contribution (other than Catch Up Contributions), after one year of service.  A grandfather provision provides that the employer will match contributions in an amount equal to 85% of an employee’s contribution (other than Catch Up Contributions) for employees with 10 or more but less than 20 years of service at the beginning of the first payroll ending on or after January 1, 1997 and in an amount equal to 100% of an employee’s contribution (other than Catch Up Contributions) for employees with 20 or more years of service at the beginning of the first payroll ending on or after January 1, 1997.  For payroll periods ending before November 17, 2002, generally two-thirds of the employer matching contribution was made in cash and the remaining one-third was made in the form of WellPoint Common Stock.  Effective for payroll periods ending on and after November 17, 2002, all of the employer matching contribution is made in cash.  For the year ended December 31, 2002, employer matching and bonus contributions were approximately $54,800,000, of which approximately $29,700,000 was a bonus contribution made by the Company.

Employee contributions to the Plan for the 2002 plan year generally were limited to the lesser of 20% of the employee’s total annual compensation and $11,000. The percentage limitation applicable to an employee’s annual compensation was increased to 50% for payroll periods ending after March 2003.  Reduced contribution rates may apply to employees who are highly compensated under the Code.  If  an employee is age 50 or older by the end of the 2003 plan year, the employee may contribute up to an additional $2,000 over the limit that otherwise applies.

Effective March 1, 2002, the Plan was amended to remove the restrictions that prohibited employees from liquidating the employer’s matching contributions and bonus contribution received in the form of WellPoint Common Stock.   Prior to March 1, 2002, a participant was permitted to liquidate WellPoint Common Stock in such participant’s account in any plan year following the plan year it was contributed.  On and after March 1, 2002, a participant may liquidate any WellPoint Common Stock in his or her participant’s account at any time so long as the liquidation is consistent with the Plan’s standard investment procedures.

Participant Accounts

Each participant’s account is credited with the participant’s salary deferral contribution, the employer’s matching contribution, any special or bonus contributions, rollover contributions, and an allocation of fund earnings and is reduced by participant withdrawals and certain administrative expenses.  Investment income, including gains and losses, and certain administrative expenses are allocated to each participant’s account on a daily basis in the proportion that the value of each participant’s account on that date bears to the value (excluding current fund earnings) of the accounts of all participants.

Vesting

Participants are immediately 100% vested in both employee and employer contributions and any earnings thereon.

Investment Options

Investments of the Plan, for which Vanguard Fiduciary Trust Company (“Vanguard”) serves as the trustee, consist primarily of interests in ten mutual funds and the Common Stock of WellPoint Health Networks Inc. (WellPoint Common Stock Fund).  The WellPoint Common Stock Fund is valued at the quoted stock price on the last business day of the year.  Registration Statements on Form S-8 have been filed with the Securities and Exchange Commission (the “SEC”) to register the WellPoint shares to be included as an investment option.  The mutual funds as of December 31, 2002 were as follows:

•                                          Vanguard Prime Money Market Fund – This fund invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. Government and federal agencies.

•                                          Vanguard Wellington Fund – This fund’s assets are divided between common stocks and bonds, with an average of 65% of assets in stocks and 35% in bonds.  The funds invest in dividend-paying, large- and mid-capitalization stocks of well-established companies.

•                                          Vanguard 500 Index Fund – This fund holds all 500 stocks that make up the Standard & Poor’s 500 Index in proportion to their weighting in the index.

•                                          Vanguard Total Bond Market Index Fund – This fund invests in more than 5,000 U.S. Treasury, federal agency, mortgage-backed and investment-grade corporate securities and seeks to match the performance of the Lehman Brothers Aggregate Bond Index.

•                                          Vanguard U.S. Growth Fund – This fund invests in large, high-quality, seasoned U.S. companies with records of exceptional growth whose prospects for future growth are believed to be above-average.

•                                          Vanguard Explorer Fund – This fund invests in a diversified group of small-company stocks with prospects for future growth that are believed to be above-average.

•                                          Vanguard PRIMECAP Fund – This fund invests in stocks of companies with prospects for continued earnings growth that are believed to be above-average, strong industry positions and skilled management teams.

•                                          Vanguard Windsor II Fund – This fund invests in a diversified group of out-of-favor stocks of large-capitalization companies and seeks long-term growth of capital and income from dividends.

•                                          Vanguard Total International Stock Index Fund – This fund invests in three Vanguard mutual funds: a European fund, a Pacific fund and an emerging market fund, and offers exposure to stocks for more than 30 countries.

•                                          Vanguard Extended Market Index Fund – This fund attempts to match the performance of the Wilshire 4500 Completion Index, an unmanaged index made up mostly of mid- and small-capitalization companies.

Payment of Benefits

Participants who leave WellPoint as a result of termination, retirement or permanent disability are eligible to receive a lump-sum payment of the entire value of their account.  Named beneficiaries receive a lump-sum payment at the death of a participant.  Current employees may request to withdraw all or a portion of their salary deferral and rollover account in the event of financial hardship, subject to limitations imposed by federal law.  Distributions due to financial hardship must be approved by Vanguard, as trustee, and are payable only to the extent of the amount of the hardship (including the amount necessary to pay federal, state and local income tax and penalties reasonably expected to result from the hardship).

Participant Loans Receivable

In compliance with the Plan document, participants are allowed to borrow against their account balances.  These borrowings are referred to as participant loans receivable on the statements of net assets available for benefits and are stated at net realizable value.  Participants are restricted as to the amount that they can borrow.  The interest rate charged for participant loans is based on the Wall Street Journal prime lending rate plus 1%.

2.             Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

As of March 1, 2002, contributions made by or on behalf of participants are invested at the direction of each participant by the Plan trustee in one or more of the investment funds.  Prior to March 1, 2002, the portion of a participant’s matching contributions that was made in the form of WellPoint Common Stock, and a participant’s bonus contribution that also was made in the form of WellPoint Common Stock, could not be liquidated and reinvested until the year following the year in which the contribution was made.  Each fund is divided into units of participation and the interest of each participant in such fund is evidenced by the number of units and portions thereof in such fund.  Each unit in a fund represents an equal beneficial interest in the fund.  Vanguard, as trustee, determines the total fair market value of all assets held in each fund daily and, thereby, the value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund.

Participants can choose to allocate their contributions and account balances to any or all of the funds.  Participants may transfer their balances, or a portion thereof, from one fund to another on a daily basis.  Participants may also elect to change where their new contributions will be invested.

Security transactions are accounted for on the date securities are purchased or sold (trade date). Interest income is recognized when earned.  Net gains and losses from securities transactions are computed using the average-cost method based on the beginning market value.  Contributions are recognized based on payroll dates.

In the statement of changes in net assets available for benefits, the Plan presents the net depreciation in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments.

Payment of Benefits

Benefits are recorded when paid.

3.             Investments

Prior to March 1, 2002, the Plan contained both participant-directed and nonparticipant-directed components of the Company matching portion and the bonus portion of the WellPoint Common Stock Fund.  Since March 1, 2002, all of the Company matching and bonus portions of the WellPoint Common Stock Fund are considered participant-directed because on and after March 1, 2002, a participant may liquidate any WellPoint Common Stock in his or her participant’s account at any time so long as the liquidation is consistent with the Plan’s standard investment procedures.

The Plan is unable to separately determine the participant-directed and nonparticipant-directed components of the Company matching portion of the WellPoint Common Stock Fund.  Accordingly, for purposes of the table below, all amounts have been considered nonparticipant-directed.

Information about the significant components of the changes in net assets available for plan benefits relating to the nonparticipant-directed investment in WellPoint Common Stock Fund for the year ended December 31, 2002 is as follows:

Additions:
Contributions	$52,924,334
Net appreciation in fair value of investment	25,245,298
Asset transfer in	1,940,832

Total additions	80,110,464

Deductions:
Benefits paid to participants	7,967,310
Participant loan withdrawals	9,166,947
Other deductions	5,235

Total deductions	17,139,492

Net increase	$62,970,972

The following are the individual investments, at fair value, that represent 5% or more of net assets available for Plan benefits:

	2002	2001

WellPoint Common Stock Fund	$135,872,751	$72,901,779
Vanguard Wellington Fund	89,382,470	81,568,636
Vanguard Prime Money Market Fund	111,691,977	96,050,040
Vanguard 500 Index Fund	85,803,468	103,318,426
Vanguard PRIMECAP Fund	62,890,466	77,273,752
Vanguard Total Bond Market Index Fund	38,376,919	19,391,030

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended December 31, 2002

WellPoint Common Stock Fund	$25,245,298
Investment in Mutual Funds	(76,318,226)

Net depreciation in fair value of investments	$(51,072,928)

4.             Plan Termination

WellPoint expects the Plan to be continued indefinitely, but reserves the right to amend or terminate the Plan in writing at any time.  The accounts of participants affected by a partial or complete termination of the Plan are nonforfeitable and will be determined as of the valuation date immediately preceding the date WellPoint designates as the date of termination.

5.             Expenses of the Plan

Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings and they are included in the fund expense ratio.  Purchase fees, if applicable, are paid by the participants investing in those funds, which are subject to such fees.

WellPoint currently pays the recordkeeping costs and provides certain administrative services to the Plan at no cost.  Certain administrative costs of the Plan are paid by WellPoint, which is a party-in-interest.  These costs are not reflected in these financial statements and constitute exempt party-in-interest transactions under ERISA.

6.             Tax Status of the Plan

The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) in November 1995 that the Plan trust constitutes a qualified trust under Section 401(a) of the Code and is exempt from federal income taxes under provisions of Section 501(a).  The Plan has been amended since receiving the determination letter.  However, the Plan trustee, Vanguard, and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Under the provisions of Section 401(k) of the Code, contributions to the Plan are not taxable to the participants until distributed.

In February 2002, as a result of changes in applicable law, WellPoint submitted a request for determination that the Plan as most recently amended and restated, continues to be qualified under Section 401(a) of the Internal Revenue Code and the related trust is exempt under Section 501(a) of the Internal Revenue Code.  As of December 31, 2002, there has been no response from the IRS.

Supplemental Schedules

WellPoint 401(k) Retirement Savings Plan

Schedule of Assets Held for Investment Purposes at End of Year*

December 31, 2002

(See Report of Independent Auditors)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Market Value

**	WellPoint Common Stock Fund	5,345,112 units	$95,275,152	$135,872,751

***	Vanguard Wellington Fund	3,639,351 shares		89,382,470

***	Vanguard Explorer Fund	324,666 shares		14,769,039

***	Vanguard Prime Money Market Fund	111,691,977 shares		111,691,977

***	Vanguard 500 Index Fund	1,057,344 shares		85,803,468

***	Vanguard PRIMECAP Fund	1,626,758 shares		62,890,466

***	Vanguard U.S. Growth Fund	2,097,874 shares		25,300,358

***	Vanguard Total Bond Market Index Fund	3,697,198 shares		38,376,919

***	Vanguard Total International Stock Index Fund	770,121 shares		5,945,333

***	Vanguard Windsor II Fund	1,139,543 shares		23,702,490

***	Vanguard Extended Market Index Fund	120,272 shares		2,253,892

	Participant loans receivable	Loan term varies up to 30 years; interest rate 5.25% - 10.5%; collateralized by the participant’s account balance.		40,423,470

	Total			$636,412,633

*                                         Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at anytime during the Plan’s fiscal year and disposed of at any time before the last day of the Plan’s fiscal year, with certain exceptions.

**                                  Sponsor of the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

***                           Custodian of the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

WellPoint 401(k) Retirement Savings Plan

Schedule of Reportable Transactions*

For the Year Ended December 31, 2002

(See Report of Independent Auditors)

(a) Identity of Party Involved	(b) Description of Assets (Including Interest Rate and Maturity in Case of a Loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(I) Net Gain or (Loss)

WellPoint Health Networks Inc.(1)	WellPoint Common Stock Fund

	(66,500 purchases)	$89,535,678					$89,535,678
	(49,800 sales)		$48,928,398			$39,342,570	$48,928,398	$9,585,828

(1)                                  Sponsor of the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

*                                         Under ERISA, a reportable transaction is defined as a transaction or a series of transactions during the Plan year that involves more than 5% of the fair value of the Plan assets at the beginning of the Plan year.